Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

FIGS, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30260D103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30260D103	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons Heather Hasson
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 14,146,872
	6	Shared Voting Power 0
	7	Sole Dispositive Power 14,146,872
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 14,146,872
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.5%
12	Type of Reporting Person IN

CUSIP No. 30260D103	Schedule 13G	Page 2 of 5

ITEM 1.	(a) Name of Issuer:

FIGS, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

2834 Colorado Ave., Ste. 100, Santa Monica, CA 90404

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of Heather Hasson (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is c/o FIGS, Inc., 2834 Colorado Ave., Ste. 100, Santa Monica, CA 90404.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

30260D103

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2021, based upon 151,661,709 shares of Class A Common Stock outstanding as of October 31, 2021 based on the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021. The ownership information also includes the shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer held by the Reporting Person, which are convertible at any time at the option of the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis.

CUSIP No. 30260D103	Schedule 13G	Page 3 of 5

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Heather Hasson	14,146,872	8.5%	14,146,872	0	14,146,872	0

The Reporting Person is the record holder of 8,338 shares of Class A Common Stock and 799,181 shares of Class B Common Stock. The Reporting Person also holds 176,178 restricted stock units and options to purchase 12,220,722 shares of Class A Common stock, in each case that will vest on or prior to March 1, 2022. In addition, the Reporting Person may be deemed to beneficially own 942,453 shares of Class B Common Stock held of record by The Maple Tree Irrevocable Trust u/a/d 10/16/2020.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

The Reporting Person, Catherine Spear, Tulco, LLC and certain related persons and entities (collectively, the “Stockholders”) are parties to a voting agreement (the “Voting Agreement”), which contains, among other things, provisions relating to the coordination of the voting of securities of the Issuer held by the parties thereto.

By virtue of the Voting Agreement and the obligations and rights thereunder, the Reporting Person acknowledges and agrees that it is acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. The Reporting Person expressly disclaims beneficial ownership over any shares of the Issuer’s common stock that are beneficially owned by the other Stockholders in the group and that it may be deemed to beneficially own solely by reason of the Voting Agreement. The other Stockholders are separately making Schedule 13G filings reporting their beneficial ownership of shares of the Issuer’s Class A Common Stock.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 30260D103	Schedule 13G	Page 4 of 5

ITEM 10.	Certification.

Not applicable.

CUSIP No. 30260D103	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

Heather Hasson

/s/ Heather Hasson